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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

             HEALTHRITE INC. (formerly Vitamin Specialties Corp.)
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   42221F101
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                                 (CUSIP Number)

     Leo Silverstein, Esq., Brock Fensterstock Silverstein & McAuliffe LLC One Citicorp Center, 153 East 53rd Street, 56th Floor, New York, N.Y. 10022
                                (212) 371-2000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 7, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement [ ](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

HEALTHRITE INC.

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                                  SCHEDULE 13D


CUSIP NO. 42221F101                                           PAGE 2 OF 7 PAGES
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Warren H. Haber
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                        (B) [ ]
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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS*

                Other (See Item 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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    NUMBER OF        7     SOLE VOTING POWER
     SHARES
  BENEFICIALLY                      639,000 shares
    OWNED BY         ----------------------------------------------------------
      EACH           8     SHARED VOTING POWER
    REPORTING
     PERSON                         5,000 shares
      WITH           ----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                    639,000 shares
                     ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                                    5,000 shares
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  644,000 SHARES
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.9%
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14       TYPE OF REPORTING PERSON*

                  IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

HEALTHRITE INC.
                                     - 2 -

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                                  SCHEDULE 13D

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER.

         ITEM 1 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

           Common Stock, par value $.001 per share.
           HealthRite Inc. (formerly Vitamin Specialties Corp.) (the "Company") c/o Founders Management Services, Inc.
           711 Fifth Avenue
           New York, New York 10022

ITEM 2.  IDENTITY AND BACKGROUND.

         ITEM 2 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:



1.         (a)  Name:                    Warren H. Haber
           (b)  Residence:               784 Park Avenue
                                         New York, New York 10021
           (c)  Principal Occupation     Chairman of the Board, Chief Executive
                and Business Address:    Officer and Director of the Company
           (d)  Criminal Conviction:     None
           (e)  Civil Proceeding:        None
           (f)  Citizenship:             United States


         During the last five years, Haber: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         ITEM 3 IS HEREBY AMENDED TO ADD THE FOLLOWING:

                  (i) (a) In September 1996, Mr. Haber received five-year warrants to purchase 15,000 shares of


HEALTHRITE INC.
                                     - 3 -

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                                  SCHEDULE 13D

Common Stock at an exercise price of $2.00 per share in consideration of services rendered by Founders in connection with the negotiation and origination of a private placement of 432,500 shares of Preferred Stock of the Company at a price of $2.00 per share; (b) Mr. Haber purchased an aggregate of 12,500 shares of Preferred Stock in the private placement. Mr. Haber's wife purchased 5,000 shares of Preferred Stock in the private placement, as well, as to which shares Mr. Haber is deemed to beneficially own. The shares of Preferred Stock are convertible into shares of common stock at the rate of one share for one share, subject to certain adjustments.

         (ii) In June 1997, Mr. Haber received five-year warrants to purchase 24,000 shares of Common Stock of the Company at an exercise price of $2.00 per share in consideration of the services rendered by Founders in originating and negotiating the sale of assets constituting the Company's retail stores to IVC Industries, Inc.

         (iii) Mr. Haber acquired, as nominee, pursuant to an agreement with certain stockholders of the Company, dated January 7, 1998, an aggregate of 150,000 shares of the Common Stock of the Company at a price of $2.10 per share, for an aggregate price of $350,000. Mr. Haber will retain all or a portion of the shares, with the balance to be resold to Mr. John L. Teeger, Vice Chairman and Chief Financial Officer of the Company and an officer of Founders Management Services, Inc. ("Founders"), the management consultant to the Company, of which Mr. Haber is an officer and director.

ITEM 4.          PURPOSE OF TRANSACTION.

         ITEM 4 IS HEREBY AMENDED TO ADD AS FOLLOWS:

                  Mr. Haber received the five-year warrants to purchase 15,000 shares of Common Stock at an exercise price of $2.00 per share in September 1996 in consideration of services rendered by Founders in connection with the negotiation and origination of the above-mentioned September 1996 private placement of 432,500 shares of Preferred Stock of the Company.

                  The five-year warrants to purchase 24,000 shares of Common Stock of the Company at an exercise price of $2.00 per share were received by Mr. Haber in June 1997 in consideration of the services rendered by Founders in originating and negotiating the sale of assets constituting the Company's retail stores to IVC Industries, Inc.


HEALTHRITE INC.
                                     - 4 -

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                                  SCHEDULE 13D

                  The purchases of an aggregate of 150,000 shares of Common Stock on January 7, 1998 by Mr. Haber, and the purchases of the 12,500 shares of the Common Stock by Mr. Haber in September 1996, were effected because the purchasers believed that the equity acquired represented an attractive investment opportunity and would enhance Mr. Haber's controlling position in the Company.

                  Except for the foregoing, Mr. Haber does not have a plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

         (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

         (i) Although the Common Stock may be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

         (j) Any action similar to any of those enumerated above.


HEALTHRITE INC.
                                     - 5 -

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                                  SCHEDULE 13D

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         ITEM 5 IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

 1. (a) Warren H. Haber beneficially owns 644,000 shares of common stock (approximately 14.9% of the shares outstanding).

                  (b) Warren H. Haber has sole power to vote and sole authority to dispose or direct the disposition of 639,000 shares of Common Stock. Mr. Haber does shares voting or dispositive power with respect to the 5,000 shares benwficially owned by his wife.

                  (c) Other than as described above, Mr. Haber has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

                  (d) Mr. Haber owns and presently has the right to receive dividends from the shares of Common Stock owned by him.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibits.

                  (1) Agreement among Warren Haber, Asset Value Fund Limited Partnership, and John D. Brummit.


HEALTHRITE INC.
                                     - 6 -

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                                  SCHEDULE 13D

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: January 12, 1998


                                                /s/ Warren H. Haber
                                                -----------------------------
                                                Warren H. Haber










HEALTHRITE INC.